Exhibit 3.2

AMENDMENT

TO AMENDED AND RESTATED BYLAWS OF

WESTERN CAPITAL RESOURCES, INC.

The following amendments (“Amendment”) are made to the Amended and Restated Bylaws (the “Bylaws”) of Western Capital Resources, Inc., f/k/a URON Inc., pursuant to resolutions adopted by the corporation’s Board of Directors on May 30, 2014:

1.             Article 9 of the Bylaws shall be renumbered to be Article 11.

2.             A new Article 9 shall be added to the Bylaws to read in its entirety as follows:

Article 9

Litigation Costs

In the event that (i) any current or prior shareholder or anyone on behalf of any or all of the shareholders of the corporation (as applicable, a “Claiming Party”) initiates or asserts any claim or counterclaim (any “Claim”), or joins, offers substantial assistance to, or has a direct financial interest in any Claim, against the corporation or any shareholder (including any Claim purportedly filed on behalf of the corporation or any shareholder, such as a derivative claim), and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then each Claiming Party shall be obligated jointly and severally to reimburse the corporation and any such shareholder against whom the Claim was asserted, for all fees, costs and expenses of every kind (including but not limited to all reasonable attorneys’ fees and other litigation expenses) that are incurred by the corporation in connection with such Claim. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article 9.

3.              A new Article 10 shall be added to the Bylaws to read in its entirety as follows:

Article 10

Forum Selection

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for a Claim, including without limitation (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Minnesota Business Corporation Act, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the State of Minnesota, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article 10.

4.              Except as otherwise expressly modified by this Amendment, all terms and provisions, contained in the Bylaws shall remain unmodified and in full force and effect.

2